As  filed  with the Securities and Exchange Commission on May 21, 1996
                                                     Registration No. 333-3624


                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                        ----------------------

                     PRE-EFFECTIVE AMENDMENT NO. 1
                                 TO
                              FORM S-3
                       REGISTRATION STATEMENT
                                UNDER
                      THE SECURITIES ACT OF 1933
                       ------------------------
<R/>
                            JP REALTY, INC.

           (Exact name of Registrant as specified in its charter)

              MARYLAND                                     87-0515088
     (State or other jurisdiction of                       (IRS Employer
     incorporation or organization)                        Identification No.)

                              35 CENTURY PARK-WAY
                          SALT LAKE CITY, UTAH  84115
                                (801) 486-3911
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                    --------------------------------------

                                  JOHN PRICE
                      CHAIRMAN OF THE BOARD OF DIRECTORS
                          AND CHIEF EXECUTIVE OFFICER
                                JP REALTY, INC.
                              35 CENTURY PARK-WAY
                          SALT LAKE CITY, UTAH  84115
                                (801) 486-3911
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                  Copies To:
                             ALAN L. GOSULE, ESQ.
                             JAY L. BERNSTEIN, ESQ.
                             ROGERS & WELLS
                             200 PARK AVENUE
                             NEW YORK, NEW YORK  10166
                             (212) 878-8000
                            -----------------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of the Registration Statement.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. <square>

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. <checked-box>

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. <square> ________

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. <square> ________

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. <square>
                         ----------------------------------



                            CALCULATION OF REGISTRATION FEE
===================================================================================================
                                  |                     |                   |

Title of Class    |  Amount to be |  Proposed Maximum   |  Proposed Maximum |  Amount of
of Securities     |  Registered   |  Offering Price     |     Aggregate     |  Registration Fee
Being Registered  |               |  Per Share (a)      |   Offering Price  |
- ---------------------------------------------------------------------------------------------------
Common Stock,     |  3,626,310    |       $19.31        |    $70,024,047    |     $24,147(b)
par value         |               |                     |                   |
$.0001 per share  |               |                     |                   |
===================================================================================================
(a)  Estimated solely for the purpose of calculating the registration fee in accordance with Rule
     457(c) under the Securities Act of 1933, as amended, and based on a per share price of $19.31, the average of the high and low sale prices of the Common Stock reported on the New York Stock
     Exchange on April 11, 1996.
(b)  Previously paid in connection with the initial filing of this Registration Statement on April
     17, 1996.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
 Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




                  SUBJECT TO COMPLETION DATED MAY 21, 1996

PROSPECTUS

                          3,626,310 SHARES
                           JP REALTY, INC.
                            COMMON STOCK

This Prospectus relates to the possible offer and sale from time to time of up to 3,626,310 shares (the "Secondary Shares") of common stock, par value $.0001 per share (the "Common Stock"), of JP Realty, Inc. (the "Company") by persons who may have received such shares without registration (the "Selling Stockholders"). The Secondary Shares may be offered in amounts and on terms to be set forth herein or in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). The registration of the Secondary Shares to which this Prospectus relates does not necessarily mean that any of the Secondary Shares will be sold by the Selling Stockholders.


The Common Stock is listed on the New York Stock Exchange under the symbol "JPR." To ensure that the Company maintains its qualification as a real estate investment trust (a "REIT"), ownership by any person is limited to 5% of the outstanding shares of capital stock, with certain exceptions. See "Restrictions on Transfer of Capital Stock."

The Selling Stockholders from time to time may offer and sell the Secondary Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Stockholders reserves the right to accept or reject, in whole or in part, any proposed purchase of the Secondary Shares.

The Company will not receive any of the proceeds from the sale by the Selling Stockholders of any of the Secondary Shares, but has agreed to bear certain expenses of registration of the Secondary Shares under Federal and state securities laws.

The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of the Secondary Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Secondary Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

                     -------------------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                     --------------------------------

               THE ATTORNEY GENERAL OF THE STATE OF NEW YORK
                HAS NOT PASSED ON OR ENDORSED THE MERITS OF
                     THIS OFFERING.  ANY REPRESENTATION
                        TO THE CONTRARY IS UNLAWFUL.

                     --------------------------------


              THE DATE OF THIS PROSPECTUS IS __________, 1996.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, AGENTS OR DEALERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company's Registration Statement on Form S-3 (the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and similar information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

      This Prospectus constitutes a part of the Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents of the Company which have been filed with the Commission (Commission File No. 1-12560) are hereby incorporated by reference in this Prospectus.

      1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

      2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

      3.    The Company's Current report on form 8-K, dated April 19, 1996; and

      4. The Company's Registration Statement on Form 8-A, dated November 15, 1993, which contains a description of the Common Stock, including any amendment or report filed for the purpose of updating such description.

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement of information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including any exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference to the information that this Prospectus incorporates). Requests should be directed to: JP Realty, Inc., 35 Century Park-Way, Salt Lake City, Utah 84115,
Attn.:   Paul K. Mendenhall, Vice President-Finance and Secretary, telephone number (801) 486-3911.

                                  THE COMPANY

      The Company is a fully integrated, self-administered and self-managed REIT primarily engaged in the ownership, leasing, management, operation, development, redevelopment and acquisition of retail properties in Utah, Idaho, Colorado, Arizona, Nevada, New Mexico and Wyoming (the "Intermountain Region"), as well as in Oregon, Washington and California. The Company was formed on September 8, 1993 to continue and expand the business, commenced in 1957, of certain companies (the "Predecessor Companies") affiliated with John Price, Chairman of the Board of Directors and Chief Executive Officer of the Company.

      The Company's strategy is to (i) extend its dominant market position in the Intermountain Region and (ii) achieve cash flow growth and enhance the value of its real property portfolio by increasing rental levels and net operating income and by selectively acquiring, expanding and developing additional malls, community centers and other properties in underserved and/or growing markets. In order to extend its dominant market position in the Intermountain Region, the Company expects to continue to concentrate its acquisition and other development activities in this region.

      As of May 1, 1996, the Company's existing portfolio was comprised of 44 properties (the "Properties"), including 11 enclosed regional malls, 24 community centers and three free-standing retail properties located in ten states and six mixed-use commercial properties located primarily in the Salt Lake City, Utah metropolitan area. The Company's retail portfolio contains an aggregate of approximately 8.6 million square feet of total gross leasable area, while the Company's commercial portfolio contains approximately 1.4 million square feet of gross leasable area. The majority of the Properties were developed or redeveloped by the Predecessor Companies. The Properties or interests therein are owned by the Company through its 81.6% general partner interest in Price Development Company, Limited Partnership (the "Operating Partnership").

      The Company's management has an average of 20 years of experience in the ownership, leasing, management, operation, development, redevelopment and acquisition of regional malls, community shopping centers and other commercial properties. As of May 1, 1996, the Company had in excess of 330 employees, including a corporate staff of over 53 individuals supporting senior management, and approximately 270 property management personnel. The Company's executive offices are located at 35 Century Park-Way, Salt Lake City, Utah 84115, and its telephone number is (801) 486-3911.


                          DESCRIPTION OF COMMON STOCK

GENERAL

      Under the Company's Amended and Restated Articles of Incorporation (the "Charter"), the Company has authority to issue 200,000,000 shares of capital stock, par value $.0001 per share, with 124,800,000 of such shares designated as Common Stock. At May 1, 1996, the Company had outstanding 15,835,500 shares of Common Stock. In addition, the Company has reserved for issuance (i) 3,692,409 shares of Common Stock upon exchange of units of limited partner interests in the Operating Partnership (the "PDC Units"); and (ii) 1,045,000 shares of Common Stock upon exercise of stock options that have been, or are available to be, granted under the Company's 1993 Stock Option Plan. Under Maryland law, stockholders generally are not responsible for a corporation's debts or obligations. The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in the following documents: (i) the Charter and (ii) the Company's Amended and Restated By-Laws (the "By-Laws"), which documents are exhibits to this Registration Statement.

TERMS

      Subject to the preferential rights of any other shares or series of capital stock, including, without limitation, the Company's Price Group Stock, par value $.0001 per share (the "Price Group Stock"), and to the provisions of the Charter regarding excess stock, par value $.0001 per share (the "Excess Stock"), holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company (the "Board of Directors") out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. Under the Charter, holders of shares of Price Group Stock are entitled to receive dividends at a rate per share equal to 80% of any dividends declared by the Board of Directors, out of assets legally available therefor, in respect of the Common Stock.

      Subject to the preferential rights of the Price Group Stock with respect to the election of directors and to the provisions of the Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders. No cumulative voting rights for the election of directors will attach to shares of Common Stock or Price Group Stock. For the period that John Price, his spouse and children, any lineal descendants of any of the foregoing, any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing and any other entity now or hereafter controlled by any of the foregoing (collectively, the "Price Group") continues to hold a combined 10% or greater direct or indirect economic interest in the Operating Partnership, the holders of the Price Group Stock will elect two of the seven members of the Board of Directors and the holders of the Common Stock and Price Group Stock, voting together as a single class, will elect the remaining five members of the Board of Directors. After the combined direct or indirect economic interest held by the Price Group in the Operating Partnership falls below 10%, the holders of the Price Group Stock will not, as a class, be entitled to elect any of the members of the Board of Directors, but will vote together with the Common Stock, as a single class, to elect all seven members of the Board of Directors. In addition, any change in the size of the Board of Directors must be approved by a majority of the outstanding shares of the Price Group Stock.

      Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

      The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm.

      Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's charter. The Charter provides that such transactions, with the exception of an amendment of the Charter (i) relating to certain changes to the Board of Directors or the terms of the Price Group Stock or (ii) to limit stockholder proposals and nominations, can be approved by a vote of a majority of the shares entitled to vote on such matters. With respect to the matters set forth in items (i) and (ii) above, the Charter provides that it may only be amended upon the affirmative vote of not less than 80% of the aggregate votes entitled to vote thereon and, as to item (i) above, also with the affirmative vote of not less than a majority of the Price Group Stock.

      Provisions of the Charter described below under "Restrictions on Transfer of Capital Stock," together with other provisions of the Charter and the MGCL, may discourage a change in control and limit the opportunity for stockholders to receive a premium for their Common Stock.

RESTRICTIONS ON TRANSFER AND OWNERSHIP

      For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding Common Stock, Preferred Stock or Price Group Stock (collectively, the "Equity Stock") may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Charter contains certain provisions restricting certain transfers of shares of Equity Stock and limiting the beneficial ownership, directly or indirectly, of the Company's outstanding Equity Stock. See "Restrictions on Transfer of Capital Stock."

TRANSFER AGENT

      The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services.


                   RESTRICTIONS ON TRANSFER OF CAPITAL STOCK

      For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding Equity Stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and such Equity Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year.

      The Charter provides that, subject to certain exceptions specified therein, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code (or by virtue of being deemed part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act), more than 5% of the number or value of the issued and outstanding shares of the Company (the "Ownership Limit"). The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors is presented that such Ownership Limit will not jeopardize the Company's status as a REIT. As a condition to such waiver, the Board of Directors may require opinions of counsel satisfactory to it and undertakings from the applicant with respect to preserving the REIT status of the Company. The Ownership Limit will not apply if the Board of Directors and the stockholders of the Company determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

      If shares of Equity Stock in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons or cause the Company to become "closely held" under Section 856(h) of the Code, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the Equity Stock. Shares issued or transferred that would cause any stockholder to own more than the Ownership Limit or cause the Company to become "closely held" under Section 856(h) of the Code will be converted automatically into shares of Excess Stock. All Excess Stock will be transferred, without action by the stockholder, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the Excess Stock is ultimately transferred. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and it will not be entitled to participate in any distributions made by the Company, except upon liquidation. The intended transferee (provided he does not make a profit from the transfer) may, at any time the Excess Stock is held by the Company in trust, transfer the Excess Stock to any individual whose ownership of such Excess Stock would be permitted under the Ownership Limit provision and would not cause the Company to be beneficially owned by fewer than 100 persons or cause the Company to become "closely held" under Section 856(h) of the Code, at which time the Excess Stock would automatically be converted back into Common Stock. In addition, the Company has the right, for a period of 90 days, beginning on the later of the date of the transfer that caused the exchange for Excess Stock and the date the Board has knowledge of the transfer, to purchase all or any portion of the Excess Stock from the intended transferee at the lesser of the price paid for the Equity Stock by the intended transferee and the closing market price for the Equity Stock on the date the Company exercises its option to purchase.

      The Charter provides that these restrictions will not preclude the settlement of transactions entered into through the facilities of the NYSE.

      Each stockholder who owns, directly or by virtue of the attribution provisions of the Code, more than 5% of the outstanding Equity Stock (or 1% if there are fewer than 2,000 stockholders) must give written notice to the Company containing the information specified in the Charter within 30 days after January 1 of each year. In addition, each stockholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of beneficial interests as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

      The Charter excludes from the Ownership Limit the Price Group, which would exceed the Ownership Limit as a result of the exchange of its PDC Units for Common Stock. Some members of the Price Group may also acquire additional shares of Common Stock through the Company's 1993 Stock Option Plan, but in no event will such persons be entitled to acquire additional shares such that the five largest beneficial owners of the Company's shares of Equity Stock hold more than 50% of the total outstanding shares of Equity Stock.

      In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.



                             SELLING STOCKHOLDERS

      The Secondary Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below. The following table sets forth the names of and the number and percentage of shares of Common Stock beneficially owned by each Selling Stockholder and the number and percentage of shares of Common Stock beneficially owned by each Selling Stockholder upon completion of the offering of the Secondary Shares, assuming that each Selling Stockholder exchanges all of its PDC Units for shares of Common Stock. Since the Selling Stockholders may sell all, some or none of their Secondary Shares, no estimate can be made of the actual aggregate number of Secondary
Shares that  will  be  offered  hereby.   The  number  and percentage of shares
of Common Stock provided in the following table represent the number and percentage of shares of Common Stock the Selling Stockholders hold plus the number of shares of Common Stock into which PDC Units held by the Selling Stockholders may be exchanged, the number of shares of Common Stock into which shares of Price Group Stock held by the Selling Stockholders may be converted (if the Company elects to convert such shares in the event that the combined direct and indirect economic interest held by the Price Group in the Operating Partnership falls below 10%) and the number of shares of Common Stock the Selling Stockholders have the right to acquire within 60 days from the date of this Prospectus by exercise of outstanding stock options. For the purpose of determining the percentage of shares of Common Stock beneficially owned by each Selling Stockholder, PDC Units, shares of Price Group Stock and outstanding stock options held by each Selling Stockholder are deemed to have been exchanged, converted or exercised by or on behalf of such Selling Stockholder, but shall not be deemed to have been exchanged, converted or exercised for the purpose of determining the percentage of shares of Common Stock beneficially owned by any other Selling Stockholder.


      The Secondary Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                   SHARES BENEFICIALLY                                 SHARES BENEFICIALLY
           NAME                    OWNED BEFORE OFFERING              SHARES OFFERED   OWNED AFTER OFFERING
- -----------------------------------------------------------------------------------------------------------
                                       NUMBER           PERCENT                           NUMBER         PERCENT
John Price(1)(2)                       3,061,868          16.0%           2,754,868        307,000         1.7%
JCP Realty, Inc.(2)                     350,460           2.2%             350,460              0           -
Warren P. King(2)(3)                    150,297            *               126,297         24,000           *
R M C Mall(2)                            41,518            *                41,518              0           -
Taycor Ltd.(2)                           35,462            *                35,462              0           -
Burke Cloward(2)                         35,460            *                35,460              0           -
Keith Whatcott(2)                        35,460            *                35,460              0           -
G. Rex Frazier(2)(4)                     53,365            *                31,831         21,534           *

                                      7

Hall Investment(2)                       24,935            *                24,935              0           -
Sam W. Souvall(2)(5)                     32,061            *                23,371          8,690           *
Martin G. Peterson(2)(6)                 32,134            *                20,134         12,000           *
Y S P(2)(7)                              16,787            *                16,787              0           -
Mike Frei(2)(8)(9)                       15,632            *                15,632              0           -
Corporation of the President of          15,306            *                15,306              0           -
 the Church Jesus Christ of
 Latter Day Saints
North Plains Development Company,        14,498            *                14,498              0           -
Ltd.(2)
Mike King(2)                             12,685            *                12,685              0           -
Lena Wilcher, Trustee(2)                 10,000            *                10,000              0           -
Paul K. Mendenhall(2)(10)                19,437            *                 7,187         12,250           *
KFC Advertising(2)                        5,487            *                 5,487              0           -
Alan Frank(2)                             5,486            *                 5,486              0           -
Abrasha Wilcher, Trustee(2)               5,306            *                 5,306              0           -
Ken Hansen(2)                             5,102            *                 5,102              0           -
Gary Watkins(2)                           5,102            *                 5,102              0           -
Merv Torian(2)                            4,264            *                 4,264              0           -
Carl Olson(2)(8)(11)                      4,222            *                 4,222              0           -
Thomas L. Mulkey(2)(12)                  15,291            *                 3,291         12,000           *
Steven Price(2)(8)(13)                    8,272            *                 2,772          5,500           *
Greg Curtis(2)(14)                       10,625            *                 2,625          8,000           *
Paul D. Kelley(2)(15)                     7,620            *                 1,620          6,000           *
David R. Sabey(2)(16)                     9,861            *                 1,595          8,266           *
Jim Cordano(2)                            1,531            *                 1,531              0           -
Dave Fairbourn(8)(17)                     5,300            *                 1,300          4,000           *
Alan Cordano(2)                             765            *                   765              0           -
Dierdra Price(2)(18)                      1,433            *                   433          1,000           *
Jennifer Price-Wallin(2)(19)              1,933            *                   433          1,500           *
Terry Bybee(8)(20)                        2,320            *                   320          2,000           *
Mike Enslow(8)(21)                        2,320            *                   320          2,000           *
Kent Johnson(8)(22)                       2,200            *                   200          2,000           *
Kevin Korthius(8)                           160            *                   160              0           -
Phil Vise(8)(23)                          2,160            *                   160          2,000           *
Helen Buchanan(8)                           150            *                   150              0           -
Jodi Butterworth(8)                         150            *                   150              0           -
Mike Brown(8)                               125            *                   125              0           -
Byron Orton(8)                              125            *                   125              0           -
Vardell Curtis(8)                           125            *                   125              0           -
Lowell Koplin(8)                            125            *                   125              0           -
Chad Kelley(24)                             125            *                   125              0           -
Harry Chandler(8)                           100            *                   100              0           -
Nettie Priet(8)                             101            *                   100              1           *
East Ridge Partnership(2)                   100            *                   100              0           -
Marc Smith(8)                               100            *                   100              0           -
Kurt Lundgren(8)                            100            *                   100              0           -
Pat Clauson(8)                              100            *                   100              0           -
Leah Jackson(8)                             100            *                   100              0           -
Emily Apking(8)                             100            *                   100              0           -
Jim Dalton(8)                               100            *                   100              0           -
Jerry Gillette(8)                           100            *                   100              0           -
                                      ---------                          ---------        -------
                                      4,066,051                          3,626,310        439,741

*  An asterisk indicates ownership of less than 1%.

(1) Mr. Price is Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Price beneficially owns (i) 159,809 PDC Units, (ii) 231,171 PDC Units held by Fairfax Realty, Inc., a Utah corporation in which Mr. Price holds a 100% direct interest ("Fairfax"), (iii) 2,356,823 PDC Units, 54,000 shares of Common Stock and 200,000 shares of Price Group Stock held by Fairfax Holding, L.L.C., a limited liability company in which Mr. Price holds an approximate 82.6% direct and indirect interest ("Holding"), (iv) 3,100 PDC Units held by JPET II Company, Ltd., a limited partnership in which Mr. Price is the sole general partner ("JPET"), (v) 3,965 PDC Units held by North Plains Development Company, Ltd. ("North Plains") and (vi) options to purchase 53,000 shares of Common Stock. Mr. Price, through his control of Fairfax, Holding and JPET, exercises sole investment and voting power over the PDC Units, shares of Common Stock and shares of Price Group Stock held by such entities and disclaims beneficial ownership of the PDC Units, shares of Common Stock and shares of Price Group Stock held by Holding and JPET, as the case may be, except to the extent of his approximate 82.6% interest in Holding and his approximate 6.1% interest in JPET.

(2) Partner in the Predecessor Companies or an affiliate of the Predecessor Companies.

(3) Mr. King is a member of the Board of Directors of the Company. Mr. King beneficially owns (i) 80,890 PDC Units, (ii) 16,008 PDC Units held by Mr. King's wife, Florence K. King, (iii) 29,337 PDC Units held by W.P. King & Co., a partnership in which Mr. King holds an approximate 5.8% interest,
   (iv) 62 PDC Units held by North Plains and (v) options to purchase 24,000 shares of Common Stock.

(4) Mr. Frazier is President, Chief Operating Officer and a member of the Board of Directors of the Company. Mr. Frazier beneficially owns (i) 31,756 PDC Units, (ii) 75 PDC Units held by North Plains, (iii) 1,534 shares of Common Stock and (iv) options to purchase 20,000 shares of Common Stock.

(5) Mr. Souvall is a member of the Board of Directors of the Company. Mr. Souvall beneficially owns (i) 23,371 PDC Units, (ii) 690 shares of Common Stock and (iii) options to purchase 8,000 shares of Common Stock.

(6)  Mr.  Peterson  is  Vice  President-Administration of the Company.   Mr.
   Peterson beneficially owns (i) 19,978 PDC Units, (ii) 156 PDC Units held by North Plains and (iii) options to purchase 12,000 shares of Common Stock.

(7) Y S P is a partnership with the general partner being George Souvall. Mr. Souvall is the brother of Sam W. Souvall.

(8) Current employee of the Company, excluding officers and directors, or past officer, director or employee of the Company and/or the Predecessor Companies.

(9) Mr. Frei beneficially owns (i) 15,411 PDC Units and (ii) 221 PDC Units held by North Plains.

(10) Mr. Mendenhall is Vice President-Finance and Secretary of the Company. Mr. Mendenhall beneficially owns (i) 7,187 PDC Units, (ii) 250 shares of Common Stock and (iii) options to purchase 12,000 shares of Common Stock.

(11) Mr. Olson beneficially owns (i) 4,166 PDC Units and (ii) 56 PDC Units held by North Plains.

(12) Mr. Mulkey is Vice President-Leasing and Development of the Company. Mr. Mulkey beneficially owns (i) 3,291 PDC Units and (ii) options to purchase 12,000 shares of Common Stock.

(13) Mr. Steven Price beneficially owns (i) 2,772 PDC Units and (ii) 5,500 shares of Common Stock. Mr. Steven Price is the son of John Price.

(14)  Mr.  Curtis is Vice President-Management of the  Company.   Mr.  Curtis
   beneficially owns (i) 2,625 PDC Units and (ii) options to purchase 8,000 shares of Common Stock.

(15) Mr. Kelley is Vice President-Accounting and Treasurer of the Company. Mr. Kelley beneficially owns (i) 1,620 PDC Units and (ii) options to purchase 6,000 shares of Common Stock.

(16) Mr. Sabey is Vice President and General Counsel of the Company. Mr. Sabey beneficially owns (i) 1,595 PDC Units, (ii) 266 shares of Common Stock and
   (iii) options to purchase 8,000 shares of Common Stock.

(17) Mr. Fairbourn beneficially owns (i) 1,300 PDC Units and (ii) options to purchase 4,000 shares of Common Stock.

(18) Ms. Price beneficially owns (i) 433 PDC Units and (ii) 1,000 shares of Common Stock. Ms. Price is the daughter of John Price.

(19) Ms. Price-Wallin beneficially owns (i) 433 PDC Units and (ii) 1,500 shares of Common Stock. Ms. Price-Wallin is the daughter of John Price.

(20) Mr. Bybee beneficially owns (i) 320 PDC Units and (ii) options to purchase 2,000 shares of Common Stock.

(21) Mr. Enslow beneficially owns (i) 320 PDC Units and (ii) options to purchase 2,000 shares of Common Stock.

(22) Mr. Johnson beneficially owns (i) 200 PDC Units and (ii) options to purchase 2,000 shares of Common Stock.

(23) Mr. Vise beneficially owns (i) 160 PDC Units and (ii) options to purchase 2,000 shares of Common Stock.

(24) Mr. Chad Kelley is the minor son of Paul D. Kelley.



                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

   The following discussion summarizes certain federal income tax considerations that may be relevant to a prospective holder of shares of Common Stock. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

   EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

   GENERAL. The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for its taxable year ended December 31, 1994. The Company believes that it was organized and has operated in such a manner so as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company has operated in a manner so as to qualify or will operate in a manner so as to continue to qualify as a REIT. Qualification and taxation as a REIT depend upon the Company's ability to meet, on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While the Company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in circumstances of the Company, no assurance can be given that the Company has qualified or will so qualify for any particular year. See "--Failure to Qualify."

   Rogers & Wells, counsel to the Company ("Counsel"), has rendered an opinion that commencing with its taxable year ended December 31, 1994, the Company was organized in conformity with the requirements for qualification as a REIT under the Code, and the proposed method of operation of the Company, the Operating Partnership and its financing subsidiary, Price Financing Partnership, L.P. (the "Financing Partnership"), will enable the Company to continue to so qualify. It must be emphasized that Counsel's opinion is based on various assumptions and is conditioned upon certain representations made by the Company, the Operating Partnership and the Financing Partnership as to factual matters. In addition, Counsel's opinion is based upon factual representations of the Company concerning its business and properties, and the business and properties of the Operating Partnership and the Financing Partnership. Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code discussed below, the results of which will not be reviewed by

Counsel. Accordingly, no assurance can be given that the actual results of the Company's operation for any one taxable year will satisfy such requirements. See "--Failure to Qualify."

   As a REIT, the Company generally is not subject to federal corporate income taxes on net income that it distributes currently to stockholders. However, the Company is subject to federal income tax on any income that it does not distribute and is also subject to federal income or excise tax in certain circumstances on certain types of income even though that income is distributed.

   The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof.

   REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable common stock, or by transferable certificates of beneficial interest; (3) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) that has the calendar year as its taxable year; (6) the beneficial ownership of which is held by 100 or more persons; (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (8) that meets certain other tests, described below, regarding the nature of its income and assets. The Company believes that it currently satisfies requirements (1) through (7). In addition, the Charter includes restrictions regarding the transfer of the Company's Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (6) and (7) above. See "Restrictions on Transfer of Capital Stock."

   The Company currently has two "qualified REIT subsidiaries," Price GP Corp. and Price Capital Corp. A corporation that is a "qualified REIT subsidiary" is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of the REIT. In applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. The Company's "qualified REIT subsidiaries" will therefore not be subject to federal corporate income taxation, although they may be subject to state or local taxation.

   In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the Financing Partnership are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein, provided that the Operating Partnership and the Financing Partnership are treated as partnerships for federal income tax purposes. See "--Other Tax Considerations--Effect of Tax Status of the Operating Partnership and the Financing Partnership on REIT Qualification."

   INCOME TESTS. In order to qualify as a REIT, there are three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

   Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above, only if several conditions (related to the identity of the tenant, the computation of the rent payable and the nature of the property leased) are met. The Company does not anticipate receiving rents in excess of a de minimis amount of gross annual revenue that fail to meet these conditions. Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." The Company provides certain services with respect to the Properties through the Operating Partnership, which is not an "independent contractor." However, all of the services provided by the Company through the Operating Partnership are considered "usually or customarily rendered" in connection with the rental of retail and other space for occupancy. If the Company contemplates providing services in the future that reasonably might be expected not to meet the "usual or customary" standard, it will arrange to have such services provided by an independent contractor from which the Company and the Operating Partnership will receive no income.

   The Company will receive some income that is not qualifying income for purposes of the 75% and 95% gross income tests. Such income includes management and leasing fee income from the management by the Operating Partnership of retail properties not wholly owned by the Operating Partnership and certain parking income. Such income is not expected to exceed 2% to 3% of the Operating Partnership's gross income and, therefore, is not expected to cause the Company to fail to satisfy the 75% or 95% gross income test.

   If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

   ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets: (i) at least 75% of the value of the Company's total assets must be represented by "real estate assets," cash, cash items and government securities; (ii) not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class; and (iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership or shares of a "qualified REIT subsidiary" or another
REIT) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership or securities of a "qualified REIT subsidiary" or another REIT).

   After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company maintains adequate records of the value of its assets to ensure compliance with the asset tests and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful.

   ANNUAL DISTRIBUTION REQUIREMENTS. To qualify as a REIT, the Company generally must distribute to its stockholders at least 95% of its income each year. In addition, the Company will be subject to regular capital gains and ordinary corporate tax rates on undistributed income, and also may be subject to a 4% excise tax on undistributed income in certain events. The Company believes that it has made, and intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements. In that event, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends.

   FAILURE TO QUALIFY. If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

   TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a stockholder's Common Stock, they will be included in income as long-term capital gain
(or short-term capital gain if the Common Stock has been held for one year or less), assuming the Common Stock is a capital asset in the hands of the stockholder.

   In general, a domestic stockholder will realize capital gain or loss on the disposition of Common Stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and
(ii) the stockholder's adjusted basis of such Common Stock. Such gain or loss generally will constitute long-term capital gain or loss if the stockholder has held such shares for more than one year. Loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

   Under certain circumstances, domestic stockholders may be subject to backup withholding at the rate of 31% with respect to dividends paid.

   TAXATION OF TAX-EXEMPT STOCKHOLDERS. The Company does not expect that distributions by the Company to a stockholder that is a tax-exempt entity will constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity.

   TAXATION OF NON-U.S. STOCKHOLDERS. The rules governing U.S. federal income taxation of Non-U.S. Stockholders (persons other than (i) citizens or residents of the United States; (ii) corporations, partnerships or other entities created or organized in the United States or any political subdivisions thereof; or
(iii) estates or trusts the income of which is subject to U.S. federal income taxation regardless of its source) are complex, and no attempt will be made herein to provide more than a very limited summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in Common Stock, including any reporting requirements.

   In general, a Non-U.S. Stockholder will be subject to regular U.S. federal income tax with respect to an investment in Common Stock if such investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income that is, or is treated as, effectively connected with a trade or business in the United States may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to regular U.S. corporate income tax. The following discussion will apply to Non-U.S. Stockholders whose investment in Common Stock is not so effectively connected.

   Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of his Common Stock as described below (in which case they also may be subject to a 30% branch profits tax if the stockholder is a foreign corporation). If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the Internal Revenue Service (the "IRS") if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

   For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to domestic stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. The Company is required by the Code to withhold 35% of any distribution that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

   Gain recognized by a Non-U.S. Stockholder upon a sale of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT" and, therefore, that the sale of Common Stock will not be subject to taxation under FIRPTA. If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as domestic stockholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Shares would be required to withhold and remit to the IRS 10% of the purchase price.

OTHER TAX CONSIDERATIONS

   EFFECT OF TAX STATUS OF THE OPERATING PARTNERSHIP AND THE FINANCING PARTNERSHIP ON REIT QUALIFICATION. All of the Company's investments are through the Operating Partnership and the Financing Partnership. The Company believes that the Operating Partnership and the Financing Partnership are properly treated as partnerships for tax purposes (and not as associations taxable as a corporations). If, however, the Operating Partnership or the Financing Partnership were treated as an association taxable as a corporation, the Company would cease to qualify as a REIT. Furthermore, in such a situation, any partnership treated as a corporation would be subject to corporate income taxes. Also, in such a situation, the Company would not be able to deduct its share of any losses generated by any such partnership in computing its taxable income.

   TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the Operating Partnership and the Financing Partnership require allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Code and the regulations thereunder, which will tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the life of the Operating Partnership. However, because of certain technical limitations, the special allocation rules of
Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Properties in the hands of the Operating Partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all Properties were to have a tax basis equal to their fair market value at the time of acquisition; and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed Properties in excess of the economic or book income allocated to the Company as a result of such sale. The foregoing principles also apply in determining the earnings and profits of the Company for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had the Company purchased its interests in the Properties at their agreed value.

   STATE AND LOCAL TAXES. The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in the Common Stock of the Company.


                             PLAN OF DISTRIBUTION

   This Prospectus relates to the possible offer and sale from time to time of any Secondary Shares by the Selling Stockholders. The Company has registered the Secondary Shares for sale to provide the holders thereof with freely tradeable securities, but registration of such shares does not necessarily mean that any of such shares will be offered or sold by the Selling Stockholders. The Company will not receive any proceeds from the offering or sale of Secondary Shares by the Selling Stockholders.

   The Selling Stockholders may from time to time offer the Secondary Shares in one or more transactions (which may involve block transactions) on the NYSE or otherwise, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions, through the writing of options on the Secondary Shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   To the extent required at the time a particular offer of Secondary Shares is made, a Prospectus Supplement will be distributed that will set forth the names of any Selling Stockholders, underwriters, dealers or agents and any commissions and other terms constituting compensation from such Selling Stockholders and any other required information.

   The Selling Stockholders may effect such transactions by selling Secondary Shares to or through broker-dealers or through other agents, and such broker-dealers or agents may receive compensation in the form of commissions from the Selling Stockholders, which will not exceed those customary in the types of transactions involved, and/or the purchasers of Secondary Shares for whom they may act as agent. The Selling Stockholders and any dealers or agents that participate in the distribution of Secondary Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Secondary Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

   In the event of a "distribution" of the shares, the Selling Stockholders, any selling broker-dealer or agent and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act, which would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

   In order to comply with the securities laws of certain states, if applicable, the Secondary Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Secondary Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.


                                 LEGAL MATTERS

   The validity of the Secondary Securities issued hereunder, as well as legal matters described under "Federal Income Tax Considerations," will be passed upon for the Company by Rogers & Wells, New York, New York. Rogers & Wells will rely as to certain matters of Maryland law on the opinion of Piper & Marbury, L.L.P., Baltimore, Maryland.


                                    EXPERTS

   The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

NO DEALER, SALESPERSON OR OTHER
INDIVIDUAL HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS AND, IF
GIVEN OR MADE, SUCH INFORMATION OR               3,626,310 SHARES
REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY
THE COMPANY.  THIS PROSPECTUS DOES
NOT CONSTITUTE AN OFFER TO SELL, OR                 JP REALTY, INC.
A SOLICITATION OF AN OFFER TO BUY,
THE SECURITIES OFFERED HEREBY IN ANY
JURISDICTION WHERE, OR TO ANY PERSON
TO WHOM, IT IS UNLAWFUL TO MAKE AN                  COMMON STOCK
OFFER OR SOLICITATION.  NEITHER THE
DELIVERY OF THIS PROSPECTUS NOR ANY
SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE AN IMPLICATION
THAT THERE HAS NOT BEEN ANY CHANGE                _______________
IN THE AFFAIRS OF THE COMPANY SINCE
THE DATE HEREOF OR THAT THE                         PROSPECTUS
INFORMATION CONTAINED  HEREIN  IS                 _______________
CORRECT OR COMPLETE AS OF ANY TIME
SUBSEQUENT TO THE DATE HEREOF.



_______________




TABLE OF CONTENTS

                                    PAGE        ___________, 1996

Available Information................2
Incorporation of Certain Documents
by Reference.........................2
The Company..........................4
Description of Common Stock..........4
Restrictions on Transfer of Capital
Stock................................6
Selling Stockholders.................7
Federal Income Tax Considerations...10
Plan of Distribution................15
Legal Matters.......................16
Experts.............................16


_______________

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


The following table sets forth the fees and expenses to be paid by the Company in connection with the registration of the Secondary Shares. Except for the Securities and Exchange Commission registration fee, all amounts are estimates.

Securities and Exchange Commission
  Registration Fee......................................................$24,147
Blue Sky Fees and Expenses..............................................  2,000
NYSE Filing Fees........................................................ 12,600
Attorneys' Fees and Expenses............................................ 22,000
Accounting Fees and Expenses............................................  4,000
Miscellaneous Expenses..................................................  5,000
                                                                         ------
     Total..............................................................$69,747
                                                                        =======



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      As permitted by the Maryland General Corporation Law (the "MGCL"), the Company's Charter obligates the Company to indemnify its present and former directors and officers and to pay or reimburse expenses for these individuals in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. The Company's By-Laws obligate the Company to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Maryland law. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

      The MGCL permits the Articles of Incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (i) it is provided that the person actually received an improper benefit or profit in money, property or services, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Charter contains a provision providing for elimination of the liability of its directors or officers to the Company or its stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

ITEM 16.  EXHIBITS.


      4.1 Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company's Registration Statement on Form S-11 (File No. 33-68844))

      4.2 Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3(b) to the Company's Registration Statement on Form S-11 (File No. 33-68844))

      4.3   Specimen of Common Stock Certificate (incorporated by reference to
            Exhibit 4 to the Company's Registration Statement on Form S-11 (File No. 33-68844))
      5.1   Opinion of Rogers & Wells

      5.2   Opinion of Piper & Marbury, L.L.P.
      8.1   Opinion of Rogers & Wells regarding certain federal tax matters
      23.1  Consent of Price Waterhouse LLP*
      23.2  Consent of Rogers & Wells (contained in its opinions filed as
            Exhibits 5.1 and 8.1)
      23.3  Consent of Piper & Marbury, L.L.P. (contained in its opinion filed as Exhibit 5.2)
      24    Powers of Attorney (included on page II-4)*
      _____________________________
      *     Previously filed with the Company's Registration Statement on Form
            S-3 filed on April 17, 1996.



ITEM 17.  UNDERTAKINGS.

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided however, that subparagraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                               SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on May 21, 1996.


                              JP REALTY, INC.


                              By:/s/ JOHN PRICE
                                 --------------
                                 John Price
                                 Chairman of the Board of Directors
                                 and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


               NAME                                               TITLE                           DATE
/s/ JOHN PRICE                                       Chairman of the Board of                 May 21, 1996
                                                     Directors and Chief Executive
                                                     Officer (Principal Executive
                                                     Officer)

/s/ G. REX FRAZIER*                                  President and Chief Operating            May 21, 1996
                                                     Officer and Director

/s/ PAUL K. MENDENHALL*                              Vice President - Finance and             May 21, 1996
                                                     Secretary (Chief Financial
                                                     Officer)

/s/ PAUL D. KELLEY                                  Vice President - Accounting and          May 21, 1996
                                                     Treasurer (Principal Accounting
                                                     Officer)

/s/ WARREN P. KING*                                  Director                                 May 21, 1996


/s/ ALLEN P. MARTINDALE*                             Director                                 May 21, 1996


/s/ JAMES A. ANDERSON*                               Director                                 May 21, 1996


/s/ SAM W. SOUVALL*                                  Director                                 May 21, 1996


/s/ ALBERT SUSSMAN*                                  Director                                 May 21, 1996


   *  By: /s/ PAUL D. KELLEY
         ---------------
         Attorney-In-Fact

                              EXHIBIT INDEX


    EXHIBITS NO.               DESCRIPTION

      4.1   Amended and Restated Articles of Incorporation of the Company
            (incorporated by reference to Exhibit 3(a) to the Company's
            Registration Statement on Form S-11 (File No. 33-68844))
      4.2   Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3(b) to the Company's Registration Statement
            on Form S-11 (File No. 33-68844))
      4.3   Specimen of Common Stock Certificate (incorporated by reference to
            Exhibit 4 to the Company's Registration Statement on Form S-11
            (File No. 33-68844))
      5.1   Opinion of Rogers & Wells
      5.2   Opinion of Piper & Marbury, L.L.P.
      8.1   Opinion of Rogers & Wells regarding certain federal tax matters
      23.1  Consent of Price Waterhouse LLP*
      23.2  Consent of Rogers & Wells (contained in its opinions filed as
            Exhibits 5.1 and 8.1)
      23.2  Consent of Piper & Marbury, L.L.P. (contained in its opinion filed as Exhibit 5.2)
      24    Powers of Attorney (included on page II-4)*

_____________________________
*     Previously filed with the Company's Registration Statement on Form S-3 filed on April 17, 1996.
